Mail Stop 3561

April 14, 2009

Steven J. Smith
Chairman and Chief Executive Officer
Journal Communications, Inc.
333 West State Street
Milwaukee, WI 53203

Re: **Journal Communications, Inc**
            Form 10-K for the Fiscal Year Ended December 28, 2008
            Filed March 6, 2009
            File No. 001-31805

Dear Mr. Smith:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations
2008 Compared to 2007

Continuing Operations, page 39

1. Based on your discussion, it appears that your decrease in 2008 revenues was a result of an overall decrease in your business, including print and broadcast advertising at a local and national level, printing, mailing services and direct marketing advertising. Please expand your disclosure to explain the underlying causes of these declines, including any known trends in the areas you have identified which may impact future periods. In this regard, you discuss certain offsetting factors, such as an increase in political and issue advertising revenue and Olympic advertising revenue, which appear to be based on specific events and may not be continuing sources of revenue. If so, please expand your discussion to explain the limited time frame of those revenue sources. Please note this comment also applies to your analysis of segment operating results.

2. We note your presentation of Adjusted EBITDA, and your explanation of management's use of this non-GAAP measure. Adjusted EBITDA is most commonly presented as a liquidity measure and is directly related to debt covenants and the registrant's ability to obtain funding. For this reason, adjusted EBITDA is generally reconciled to cash flows from operations. You appear to present Adjusted EBITDA as a performance measure, and have therefore provided a reconciliation to net income. In this regard, your reasons for presenting Adjusted EBITDA remain unclear, and it appears that a presentation of EBITDA would not be significantly different. Please consider revising your presentation to remove the adjustments to EBITDA and enhancing your disclosure to provide a detailed explanation, specific to your company, describing how this non-GAAP measure is useful to investors. See FR-65 for guidance.

Publishing, page 41

3. Within your discussion of the operating results of the publishing segment, we note you have calculated what the operating results would have been excluding certain charges. Please note that when you present an adjusted amount, excluding certain items, you are presenting a non-GAAP measure. Please remove the presentation of such adjusted amounts herein and throughout your filing. However, we will not object to a discussion of the impact that certain items had on the comparability between periods.

Index to Exhibits, page 110

4. We note Exhibit 4.1, the Amended and Restated Credit Agreement, dated December 2, 2005, incorporated by reference to Exhibit 4.1 of your 8-K dated December 2, 2005. Exhibit 4.1 appears to omit all of the Schedules or Exhibits

identified on page vi except Schedules 2.1(a) and 2.1(b). Please refile Exhibit 4.1 to include the omitted exhibits and schedules. Also, please confirm that in future filings you will file all material agreements in their entirety, including schedules, exhibits, appendices, and annexes, for all documents filed as exhibits to your periodic reports. Refer to Item 601(b)(10) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 for questions regarding the financial statements and related matters. For all other questions, you may contact J. Nolan McWilliams at (202) 551-3217, Rolaine S. Bancroft at (202) 551-3313, or me at (202) 551-3211.

Sincerely,

David R. Humphrey
Branch Chief